SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Form N-18F-1

                    NOTIFICATION OF ELECTION PURSUANT TO RULE
                    18f-1 UNDER THE INVESTMENT COMPANY ACT OF
                                      1940.


                        MASTERS' SELECT INVESTMENT TRUST

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Phoenix and the state of Arizona on the 20th day of December, 1996.

                                                MASTERS' SELECT INVESTMENT TRUST


                                                BY /s/ Robert H. Wadsworth
                                                  --------------------------
                                                       Robert H. Wadsworth
                                                       Assistant Secretary

Attest:/s/ Steven J. Paggioli
       -------------------------
         Assistant Secretary